FOR PUBLIC TREATMENT

*AB 3/11

15048419

SEC Mail Processing Section
MAR 02 2015
Washington DC
403

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52967

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Casimir Capital LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Valley Drive
(No. and Street)

Greenwich (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Poon 212-798-1305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling and Company LLP
(Name – *if individual, state last, first, middle name*)

10 Cutter Mill Rd (Address) Great Neck (City) NY (State) 11021 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
REGISTRATIONS BRANCH
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/13/15

OATH OR AFFIRMATION

I, William Poon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Casimir Capital LP, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial/Operational Principal

Title

Notary Public

CARLOS ORTIZ
Notary Public
Connecticut
My Commission Expires May 31, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASIMIR CAPITAL L.P.

Financial Statements
December 31, 2014
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)

CASIMIR CAPITAL L.P.

Table of Contents
December 31, 2014

PAGE

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS
Statement of Financial Condition 2

NOTES TO FINANCIAL STATEMENTS 3-5

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Casimir Capital LP
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Casimir Capital LP as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Casimir Capital LP's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Casimir Capital LP as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 25, 2015

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

CASIMIR CAPITAL L.P.

Statement of Financial Condition
December 31, 2014

ASSETS	
Cash and cash equivalents	$131,084
Receivables from related parties	253,336
Other assets	20,257
	$404,677
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Accounts payable and accrued expenses	$43,712
	43,712
Partners' Capital	360,965
	$404,677

See notes to financial statements

CASIMIR CAPITAL L.P.
Notes to Financial Statements
December 31, 2014

1 - ORGANIZATION AND BUSINESS

Casimir Capital L.P. (the "Partnership") is engaged in investment banking as a registered broker/dealer in securities under the Securities and Exchange Act of 1934. The Partnership commenced operations on January 24, 2001. It is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The General Partner of the Partnership is RFS, LLC, a Delaware limited liability company. The net income of the Partnership is allocated between the limited partner and the General Partner in accordance with their ownership percentages. During the year ended December 31, 2014, the Partnership was located in New York City and moved its offices to Connecticut in September 2014.

The Partnership's investment banking counterparties are primarily located in North America and in Australia.

The limited partner does not have the right to sell, assign, pledge, transfer, or otherwise dispose of all or any part of its interest in the Partnership without the express written approval of the General Partner. There were no liabilities subordinated to claims of creditors during the year ended December 31, 2014.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Cash and Cash Equivalents* - The Partnership considers all highly liquid investments purchased with a maturity of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents.

b. *Revenue Recognition* - Investment banking income is recorded at the time the transaction is completed and the income is reasonably determinable.

c. *Depreciation and Amortization*- Equipment, furniture, and leasehold improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Equipment and fixtures are depreciated using the straight-line and accelerated methods over estimated useful lives of five to ten years. Leasehold improvements are amortized over lesser of the length of the respective leases or the estimated useful lives of the assets. Furniture and leasehold improvements at prior office space was abandoned and written off in 2014. Loss from abandonment of property was $96,591 and depreciation was $4,665 for the year ending December 31, 2014.

d. *Income Taxes* - The Partnership is a limited partnership and, as such, is not subject to federal or state income taxes as all taxable income and losses flow through to the partners. The Partnership is subject to the New York City Unincorporated Business Tax ("UBT"). Accordingly, no provision for income taxes is included in the accompanying financial statements other than for UBT. The Partnership files federal, New York State, New York City, and Connecticut tax returns. The earliest tax year that is subject to examination by these taxing authorities is 2011.

The Partnership recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance, the Partnership assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Partnership did not have any material unrecognized tax benefits as of December 31, 2014 and does not expect this to change significantly over the next twelve months. The Partnership will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As of December 31, 2014, the Partnership has no accrued interest or penalties related to uncertain tax positions.

e. *Use of Estimates* - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 • 401 (K) PLAN

The Partnership maintains a 401(k) Plan for all eligible employees. The Plan enables participants to contribute a portion of their pretax earnings not to exceed the maximum dollar amount allowed by statutory limits. The Plan provides for an annual employer Safe Harbor Contribution of 4% of eligible compensation to those participants that are not highly compensated employees for the Plan year. The Partnership contributed $6,283 for the year ended December 31, 2014, which is included in salaries and other compensation in the statement of income.

4 • COMMITMENTS AND CONTINGENCIES

The Partnership rents office space on a month to month basis and monthly rent is approximately $3,300. Rent expense for the year ended December 31, 2014 was approximately $235,012.

In February 2014, Casimir Capital Ltd., an affiliate under common ownership with the Partnership, sought protection from creditors while making a notice of intention to make a proposal for reorganization in Canada. In July 2014, a vote was held where a majority of creditors voted against the proposal deeming Casimir Capital Ltd. bankrupt and appointing a Trustee. Soon after, Casimir Capital Ltd. made a motion to set aside its deemed bankruptcy and to invalidate the appointment of the Trustee. Casimir Capital Ltd. is currently awaiting the decision on its motion and the outcome cannot be determined at the present time.

While waiting for the Canadian courts' decision on this motion, on January 19, 2015, the appointed Trustee's attorney sent a formal request to the Partnership seeking repayment of intercompany payments made by Casimir Capital Ltd. for a 12 month period prior to the notice of intention to make a proposal. The appointed Trustee's attorney gave a deadline of 10 days for repayment or explanation of the payments with supporting documentation or they would commence proceedings against the Partnership with the Ontario Superior Court. On February 19, 2015 (a month later), the appointed Trustee's attorney sent a letter to the Partnership indicating they are waiting on the decision on Casimir Capital Ltd.'s motion and that they are waiting for confirmation on the appointed Trustee's role.

5 • CONCENTRATION

The Partnership maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") and Canada Deposit Insurance Corporation ("CDIC") regulations. At times, amounts on deposit exceed the FDIC insurance limit of $250,000 or CDIC limit of $100,000. As of December 31, 2014, the Partnership's cash balances on deposit were less than FDIC and CDIC insured limits.

6 • RELATED PARTY TRANSACTIONS

The Partnership participates in investment banking related services with Casimir Capital, Ltd. (LTD.), a Canadian broker/dealer under common ownership. In February 2014, Casimir Capital Ltd. sought protection from creditors while making a notice of intention to make a proposal for reorganization in Canada. During 2014, the Partnership recognized revenue of $789,067 from such transactions.

The Partnership has receivables from related parties as follows:

Casimir Capital Group, LLC	Indirect owner	$ 250,000
Casimir Resource Advisors, LLC	Common ownership	3000
Richard Sands	General Partner	336
		$ 253,336

The Partnership entered into a sublease with its parent for its New York City office with monthly payments of $35,000. In June 2014, the Partnership vacated the premises. The total payments made in 2014 totaled 192,500.

7 - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both

as defined, shall not exceed 15 to 1. At December 31, 2013, the Partnership had net capital, as defined, of $87,364 which was $37,364 in excess of its required net capital of $50,000. The Partnership's net capital ratio was .50 to 1.

From January 1, 2014 through November 10, 2014, the Partnership's minimum net capital requirement was $100,000. From November 11, 2014 through February 3, 2015, the Partnership's minimum net capital requirement was $50,000. Since February 4, 2015, the Partnership's minimum net capital requirement was $5,000.